January 29, 2009
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
FILED VIA EDGAR

RE:	Beazer Homes USA, Inc. Form 10-K for Fiscal Year Ended September 30, 2008 File No. 1-12822
Dear Mr. Decker:
Beazer Homes USA, Inc. (the “Company”) has received your letter dated January 8, 2009 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”).
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008
General

1.	Comment
Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.
Response
The Company will update and expand the disclosure in response to certain of the Staff’s comments in our future filings, including our interim filings where appropriate and has provided a draft of any updated or expanded disclosures in the responses below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
Critical Accounting Policies, page 35

2.	Comment
Your market capitalization appears to have decreased significantly since September 30, 2008. Please advise us whether you have performed a goodwill impairment test in the first quarter of fiscal 2009. If not, please explain how you concluded that an impairment test was not necessary. Please explain any qualitative and quantitative factors you considered. If you have performed a recent impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. Please also let us know about any testing for impairment of long-lived assets under SFAS 144.
Response
As discussed in the Company’s Critical Accounting Policies and in accordance with SFAS 142, the Company performs its annual goodwill impairment test as of April 30 or more frequently if an event occurs or circumstances change that more likely than not may reduce the fair value of a reporting unit below its carrying value. Each of our operating divisions is considered a reporting unit. As of September 30, 2008, the Company had goodwill attributable to three of 19 reporting units. The reporting units with goodwill remaining are our Maryland, Nashville and Houston operating divisions.
The Company experienced a significant decline in its market capitalization during the three months ended December 31, 2008 (the first quarter of fiscal 2009). In addition, we believe the unprecedented macro-economic events, including the failure and near failure of several significant financial institutions, have resulted in a temporary, but significant curtailment of consumer and business credit activities. As a result, consumer confidence declined, unemployment increased and the pace of new home orders slowed.

Based on first quarter operating results of our Maryland, Nashville and Houston operating divisions as compared with previous expectations we believed that it was more-likely-than-not that the fair value of the related reporting units was below their respective carrying values. Therefore, we tested goodwill for impairment as of December 31, 2008, which is prior to our annual goodwill impairment test date for fiscal 2009 of April 30, 2009. Step 1 of the goodwill impairment analysis revealed that the carrying value of each of the reporting units was below the determined fair value. While we do not anticipate Step 2 to be complete by the filing of our Quarterly Report on Form 10-Q for the three months ended December 31, 2008 (the “December 2008 10-Q”), we estimate that all of the remaining $16.1 million of goodwill is impaired. This impairment will be recorded and disclosed in the consolidated financial statements included in our December 2008 10-Q. The following is a draft of our disclosure regarding the estimated goodwill impairment to be recorded in the first quarter of fiscal 2009:
The Company experienced a significant decline in its market capitalization during the three months ended December 31, 2008 (the first quarter of fiscal 2009). In addition, we believe the unprecedented macro-economic events, including the failure and near failure of several significant financial institutions, have resulted in a temporary, but significant curtailment of consumer and business credit activities. As a result, consumer confidence declined, unemployment increased and the pace of new home orders slowed. As of December 31, 2008, we considered these current and expected future market conditions and estimated that our remaining goodwill was impaired and recorded a $16.1 million goodwill impairment for the quarter ended December 31, 2008. We will finalize our impairment calculations in the second quarter of fiscal 2009.
With respect to impairment testing for long-lived assets under SFAS 144, we assess our inventory assets for recoverability no less than quarterly. The underlying assumptions for our SFAS 144 evaluation of the inventory assets associated with our Maryland, Nashville and Houston operating divisions are consistent with those used in Step 1 of the goodwill impairment test discussed above. Based on our SFAS 144 evaluation as of December 31, 2008, there were no impairments of the inventory assets associated with the Maryland, Nashville or Houston operating divisions. In addition, our evaluation of the recoverability of inventory assets under SFAS 144 for our remaining operating divisions resulted in impairment charges of approximately $12.2 million for the three months ended December 31, 2008.

Financial Statements
Note 14. Segment Information, page 99

3.	Comment
You indicate that your “Other” homebuilding segment includes those markets that you have decided to exit. These operations will be reported as discontinued operations upon cessation of all activities in these markets. While you are actively completing an orderly exit from those markets, please tell us how you determined that it was appropriate to transfer these markets to the “Other” homebuilding segment instead of remaining in their original segment until they are reported as discontinued operations in accordance with paragraph 42 of SFAS 144.
Response
In response to the decline in the homebuilding environment and our business, the Company concluded the realignment of our business, including the resulting management and operational realignment, during the fourth quarter of fiscal 2008. This realignment resulted in the reaggregation of our operating segments into four reportable homebuilding segments: East, West, Southeast and Other from the prior five reportable homebuilding segments. The principal changes consist of the aggregation of our exit markets into the Other Homebuilding Segment, the re-aggregation of the operating segments that previously were aggregated into our Florida, Mid-Atlantic and Southeast segments into two reportable segments — Southeast and East, and finally, the aggregation of our Texas operating segments into our West Segment. The operating segments aggregated into our Other Homebuilding reportable segment represent our exit markets.
In determining the proper aggregation of our operating segments we considered the requirements of paragraph 17 of SFAS 131 in evaluating the long-term financial performance of all of our operating segments including those that we have announced we will exit. With respect to the operating segments in our Other Homebuilding reportable segment, we concluded that such operating segments have and will to continue to have (1) similar homebuilding operating metrics (such as revenue and gross margin) to each other, (2) different homebuilding operating metrics than the operating segments which are aggregated within our East, Southeast and West reportable segments and (3) met the other aggregation criteria in a. through e. of paragraph 17 of SFAS 131.
We also note that (1) no single operating segment in the Other Homebuilding reportable segment is reportable under the 10% quantitative thresholds test as prescribed by paragraph 18 of SFAS 131 and (2) the East, West and Southeast reportable segments represent more than 75% of consolidated revenue. As a result, we also believe that the exit markets can be aggregated into an “all other” reportable segment in accordance with paragraph 20 and 21 of SFAS 131.
In summary, we believe the aggregation of exit markets into our Other Homebuilding reportable segment is appropriate based on the provisions of paragraphs 17, 20 and 21 of SFAS 131.

We believe that we have fully responded to your comments. However, if you have any questions about any of our responses to your comments or require further explanation, please do not hesitate to call me at (770) 829-3778.

Sincerely, BEAZER HOMES USA, INC.
By:	/s/ Allan P. Merrill
Allan P. Merrill
Executive Vice President and Chief Financial Officer